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                         January 10, 2024

       Robert Rasmus
       Chief Executive Officer
       Advanced Emissions Solutions, Inc.
       8051 E. Maplewood Ave, Suite 210
       Greenwood Village, CO 80111

                                                        Re: Advanced Emissions
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 4,
2024
                                                            File No. 333-276375

       Dear Robert Rasmus:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Jonathan Whalen, Esq.